Exhibit 10.26a

Hot Topic Inc., Executive Compensation 2006

The following table sets forth the 2006 base salaries established for and equity compensation granted to our executive officers (which equity compensation is described more fully below):

Name and Title	2005 Base Salary	Stock Options	Stock Award Maximum Shares
Elizabeth McLaughlin, Chief Executive Officer	$700,000	200,000	214,000
Gerald Cook, President	$450,000	50,000	56,000
Maria Comfort, Chief Merchandise Officer, Hot Topic	$400,000	50,000	56,000
James McGinty, Chief Financial Officer	$300,000	45,000	52,000
Thomas Beauchamp, Senior Vice President, Chief Information Officer	$280,000	20,000	24,000
Robin Elledge, Senior Vice President, Human Resources	$275,000	0	24,000
Christopher J. Kearns, Senior Vice President, General Counsel and Secretary	$250,000	20,000	20,000

The stock options described above (i) were granted pursuant to our 1996 Equity Incentive Plan, as amended (the “Plan”), (ii) terminate ten years after the date of grant, or earlier in the event the optionholder’s service to the company is terminated and (iii) have an exercise price per share of $13.90, or the closing price of our common stock as reported on the Nasdaq National Market for Thursday, March 16, 2005. Subject to the optionholder’s continued service to the company, 25% of the shares of common stock subject to such stock options vest on the first anniversary of the date of grant, and the remaining shares vest quarterly over the following three years.

The stock awards described above were also granted pursuant to the Plan. For senior management, option grants were reduced, on average, in 2006 versus prior years, in part to allow for diversification of equity grants to provide aggregate awards that, in the opinion of the Board, appropriately align long term incentives of company management with significant company long term objectives. To provide this diversification, the Board adopted a Performance Share Award Program under the Plan. The stock awards granted have target awards that are 50% of the maximum awards indicated above. The target awards and the maximum awards may be earned based on achievement of enumerated performance goals during an established performance period, and in all cases the award of shares is subject to the officer’s continuous service to the company as an officer, director or consultant. The awards granted in 2006 under the new Performance Share Award Program provide for a three-year measurement period, with awards based on 2008 operating income compared to a target goal (with potential adjustment due to extraordinary or nonrecurring events such as significant acquisitions).

With respect to potential annual bonuses, the Compensation Committee annually establishes targeted profitability levels for the ensuing fiscal year in conjunction with our company’s annual financial plan. The 2006 bonus plan approved by the Board of Directors provides for various cash bonus amounts based upon increasing levels of profitability above a minimum target level. The profitability goals for the various executive officers are designed to align the officers’ duties with the appropriate metrics that best reflect the officers’ impact on the company and its performance. Cash bonuses under the 2006 plan, if earned, are expected to be paid following completion of our audit of the results of operations for the 2006 fiscal year (ending February 3, 2007).